3-1-02

1123834

02029563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

MAR 26 2002

Bradner Ventures Ltd.
(Translation of registrant's name into English)

Suite 1260, 609 Granville Street, Vancouver, BC, Canada V7Y 1G5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ______________________

BRADNER VENTURES LTD.
Suite 1260 - 609 Granville Street
PO Box 10356
Vancouver, BC V7Y 1G5
604.682.0588 (Telephone)
604.682.0537 (Facsimile)

NOTICE OF ANNUAL GENERAL MEETING

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of Bradner Ventures Ltd. (the "Company") will be held at the offices of the Company's solicitors, Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, B.C. on Thursday, April 25, 2002 at the hour of 10:00 a.m. (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1. To receive the report of the Company's board of directors;
2. To receive the Company's audited financial statements for the financial year ended November 30, 2001 and the auditor's report thereon;
3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at four (4);
4. To elect directors to hold office until the next annual general meeting of the Company;
5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company;
6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company; and
7. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return it within the time and to the location in accordance with the instructions set out in the form of proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 19th day of March, 2002.

By Order of the Board of

BRADNER VENTURES LTD.

/s/ Ron Schmitz

Ron Schmitz
President

D/ljm/320378.2

BRADNER VENTURES LTD.
Suite 1260 - 609 Granville Street
PO Box 10356
Vancouver, BC V7Y 1G5
604.682.0588 (Telephone)
604.682.0537 (Facsimile)

INFORMATION CIRCULAR
(As at February 28, 2002 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of Bradner Ventures Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held on Thursday, April 25, 2002. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

REVOCABILITY OF PROXY

The persons named in the enclosed form of proxy are directors of the Company.

Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the office of the Company or the registrar and transfer agent by mail or by fax, at any time up to and including 4:00 p.m. (Vancouver time) on the last business day preceding the day of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon any such delivery the proxy is revoked. The Company's registrar and transfer agent is Computershare Trust Company of Canada, 4th Floor - 510 Burrard Street, Vancouver, BC V6C 3B9 (facsimile 604-683-3694).

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue one hundred million (100,000,000) shares divided into seventy-five million (75,000,000) common shares, without par value, and twenty-five million (25,000,000) preference shares, without par value. As of February 28, 2002, there were 4,796,547 common shares are issued and outstanding and no preference shares issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on March 14, 2002 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own common shares carrying more than 10% of the voting rights attached to all common shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Ron Schmitz	*553,764*	*11.5%*
Anthony Knott	*542,737*	*11.3%*
Richard Coglon	*724,406*	*15.1%*

(1) The Company believes that all persons hold legal title and has no knowledge of actual ownership. Based on 4,796,547 common shares issued and outstanding on February 28, 2002.

VOTING OF PROXIES

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT THE SHAREHOLDER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY.

THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED ON ANY POLL (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed, all of whom are presently members of the Board of Directors.

The Company does not have an executive committee of its board of directors but has an audit committee of its board of directors. For the year ended November 30, 2001, the audit committee consisted of Ron Schmitz and Anthony Knott.

The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at four (4). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Country of Ordinary Residence and Position Held with the Company	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Date on which the Nominee became a Director of the Company
*RON SCHMITZ** *Canada* *PRESIDENT and DIRECTOR*	*President, ASI Accounting Services Inc.*	*553,764*	*June 23, 1997*
*ANTHONY KNOTT** *Canada* *DIRECTOR*	*President and Chief Executive Officer of Central Coast Power Corp., Managing Director of Spirit Trawl Corp. and Spirit Fishing Ltd., President of the Independent Fishermen's CO-OP, Past President of International Power Corp.*	*542,737*	*February 4, 2000*
RICHARD COGLON *Canada* *DIRECTOR*	*President of Rainmaker Enterprises Corp. and CEO, Secretary and Director of Bestshot.com Inc.*	*724,406*	*November 26, 2001*
JOHN DAVIS *Canada* *DIRECTOR*	*President and Director of Bestshot.com Inc.*	*Nil*	*November 26, 2001*

* Member of Audit Committee

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the *Company Act* (British Columbia) was mailed to the British Columbia Securities Commission and to the Canadian Venture Exchange and was published in The Vancouver Province newspaper on February 27, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO");

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

("Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Ron Schmitz President[(1)]	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 85,000[(2)] 7,142[(3)]	Nil Nil Nil	Nil Nil Nil	$31,822[(4)] $34,630[(4)] $34,263[(4)(5)]
Gurdeep Phachu Corporate Secretary	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 3,429[(3)]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Levinson[(6)]	2001 2000 1999	Nil $12,500[(6)] $30,000[(6)]	Nil Nil Nil	Nil Nil Nil	Nil 440,000 465,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Akiko Levinson[(7)]	1999	$12,500[(7)]	Nil	Nil	11,286[(7)]	Nil	Nil	Nil

(1) Ron Schmitz, the President of the Company since May 19, 2000 and a director of Bradner since June 23, 1997, is the President and principal of ASI Accounting Services Inc. ("ASI"). ASI provides the Company with administrative services on a month to month basis, and as such, there is no written agreement between the Company and ASI. ASI also rents office space to the Company at a rate of $500 per month ($6,000 annually).

(2) Mr. Schmitz received 85,000 options at an exercise price of $0.21 per share which options were exercised on January 30, 2002.

(3) These options were cancelled on February 7, 2000, pursuant to an agreement between the Company and the holders of all outstanding options to purchase common shares.

(4) Paid to ASI for accounting, rent and general administration fees.

(5) The Company and ASI entered into a shares for debt agreement dated March 10, 1999, pursuant to which The Company and ASI agreed to settle outstanding invoices totalling $8,999.09 by issuing to ASI an aggregate of 59,993 common shares at a deemed price of $0.15 per common share.

(6) Michael Levinson resigned from his positions as director and the President of the Company on May 19, 2000. Mr. Levinson received a consulting fee of $2,500 per month.

(7) Akiko Levinson resigned from her position as a director of the Company on March 29, 2000. The Company and Akiko Levinson entered into a Shares for Debt Agreement dated March 10, 1999, pursuant to which the Company and Mrs. Levinson agreed to settle outstanding invoices totalling $3,750 by issuing to Mrs. Levinson an aggregate of 24,999 common shares at a deemed price of $0.15 per common share. The options were cancelled on February 7, 2000.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

There were no long term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS AND SARS

There were no options granted to the CEO or any Named Executive Officer during the most recently completed financial year.

There were no options exercised by the CEO or any Named Executive Officer during the most recently completed financial year.

There were no options held by the CEO or any Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

There are no employment contracts or compensatory plans or arrangements between the Company and a Named Executive Officer.

The Company has no compensation committee.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (S)	Unexercised Options/SARs at November 30, 2001 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at November 30, 2001 Exercisable/ Unexercisable(1)
Ron Schmitz(2)	Nil	Nil	85,000 / 0	$14,450 / 0
Gurdeep Phachu(3)	Nil	Nil	5,000 / 0	$850 / 0

(1) The closing bid price on November 30, 2001 was US$0.30.

(2) Ron Schmitz was granted options to purchase an aggregate of 85,000 common shares at an exercise price of CDN$0.21 (US$0.13 based on the average daily trade price in November, 2001) per share on February 7, 2000. Following the year end, on January 30, 2002, Mr. Schmitz exercised 85,000 options, at which date the closing price of our common shares was US$0.15.

(3) Gurdeep Phachu was granted options to purchase an aggregate of 5,000 common shares at an exercise price of CDN$0.21 (US$0.13 based on the average daily trade price in November, 2001) per share on February 7, 2000. Following the year end, on January 30, 2002, Mr. Phachu exercised 5,000 options, at which date the closing price of our common shares was US$0.15.

COMPENSATION OF DIRECTORS

Particulars of stock options granted to directors of the Company during the most recently completed financial year are as follows:

Name of Director	No. of Shares	Exercise Price per Common Share	Date of Grant Expiry Date
Dr. Jamie Walker(1)	50,000	US$0.15	June 26, 2011

(1) Mr. Walker resigned as a Director of the Company on November 26, 2001 but was appointed the Treasurer of the company on November 26, 2001.

OTHER COMPENSATION TO DIRECTORS

No other compensation was paid to directors of the Company during the last completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Company, proposed nominees for election or associates of any such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Save and except the foregoing, or as disclosed elsewhere in this information circular, since December 1, 2000, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or senior officer of the Company;

(b) any proposed nominee for election as a director of the Company;

(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(d) any associate or affiliate of any of the foregoing persons.

During the year ended November 30, 2001, the Company paid ASI Accounting Services Inc. fees totalling $31,341 (comprised of approximately $15,000 in accounting fees, approximately $10,341 in general administration fees and $6,000 in rent).

As part of the proposed acquisition of Bestshot.com, Inc., the Company entered into a Loan Agreement dated July 13, 2001 with Bestshot.com, Inc. and Bestshot.com Corp., pursuant to which the Company agreed to loan US$350,000 to Bestshot, to be utilized as working capital.

The Loan Agreement was amended on February 13, 2002 and on March 13, 2002; pursuant to the March 13, 2002 amendment, the loan amount was increased to US$450,000. The principal loan advanced bears interest at a rate of 10% per annum. As of March 14, 2002, the Company has loaned a total of CDN$531,983 to Bestshot.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

Davidson & Company were first appointed auditor of the Company in February, 1999.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. As noted in the section titled "Interest of Insiders in Material Transactions", the Company pays certain fees to ASI Accounting Services Inc., whose President, Ron Schmitz, is the President and a director of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

By Order of the Board of
BRADNER VENTURES LTD.

Per: /s/ Ron Schmitz
Ron Schmitz,
President

PROXY

Annual General Meeting of members of BRADNER VENTURES LTD., to be held at the offices of the Company's solicitors, Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, B.C. on Thursday, April 25, 2002, at 10:00 a.m.

The undersigned shareholder of the Company hereby appoints, Ron Schmitz, the President and a Director of the Company, or failing this person, Gurdeep Phachu, the Secretary of the Company, or in the place of the foregoing, ______________________, *(Print the Name)* as proxyholder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the Meeting of the shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said Meeting, or any adjournment thereof.
The shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To authorize the directors to fix the remuneration to be paid to the auditor of the Company	_____	_____
2.	To determine the number of directors at four (4)	_____	_____

		For	Withhold
3.	Appointment of Auditors	_____	_____
4.	To elect RON SCHMITZ as a director	_____	_____
5.	To elect ANTHONY KNOTT as a director	_____	_____
6.	To elect RICHARD COGLON as a director	_____	_____
7.	To elect JOHN DAVIS as a director	_____	_____

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

THIS PROXY MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION & INSTRUCTIONS ON REVERSE.

D/ljm/320476.2

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the shareholder for the proxyholder to date this proxy on the date on which it is received by Computershare Trust Company of Canada.

4. **A shareholder who wishes to attend the Meeting and vote on the resolutions in person**, may do so as follows:

   (a) ***If the shareholder is registered as such on the books of the Company***, simply register the shareholder's attendance with the scrutineers at the Meeting.

   (b) ***If the securities of a shareholder*** are ***held by a financial institution***, (i) cross off the management appointees' names and insert the shareholder's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the shareholder's vote will be counted at that time.

5. **A shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions**, may do either of the following:

   (a) ***To appoint one of the management appointees*** named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

   (b) ***To appoint another person***, who need not be a shareholder of the Company, to vote according to the shareholder's instructions, cross off the management appointees' names and insert the shareholder's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the shareholder with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the shareholder's appointed proxyholder.

6. **The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll** of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered shareholder has returned the Instrument of Proxy, ***the shareholder may still attend the Meeting*** and may vote in person should the shareholder later decide to do so. However, to do so, the shareholder must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, this Instrument of Proxy must be RECEIVED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" by mail or by fax at any time up to and including 4:00 p.m. (Pacific time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

The mailing address of Computershare Trust Company of Canada is 4th Floor - 510 Burrard Street, Vancouver, BC V6C 3B9, and its fax number is 604.683.3694

D/ljn/320476.2

BRADNER VENTURES LTD.
TO REGISTERED HOLDERS
AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Policy Statement No. 41 - Shareholder Communication (the "Policy") and pursuant to the British Columbia Securities Regulation:

(a) registered shareholders may elect annually to have their name added to Bradner Venture Ltd.'s supplementary mailing list in order to receive quarterly reports for Bradner Venture Ltd.'s first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for Bradner Venture Ltd.'s fourth fiscal quarter;

(b) non-registered shareholders may elect annually to have their name added to Bradner Venture Ltd.'s supplementary mailing list in order to receive quarterly reports for Bradner Venture Ltd.'s first, second and third fiscal quarters. Non-registered shareholders entitled to receive Bradner Venture Ltd.'s audited annual financial statement, pursuant to the Policy, will receive a quarterly report for Bradner Venture Ltd.'s fourth fiscal quarter.

If you are interested in receiving such quarterly reports, please complete and return this form

---

NAME OF ISSUER: BRADNER VENTURES LTD.

NAME OF SHAREHOLDER: ______________________

ADDRESS: ______________________

____

SIGNATURE: ______________________
I certify that I am a registered shareholder

SIGNATURE ______________________
I certify that I am a non-registered shareholder (beneficial holder)

DATE: ______________ , 2002

MAIL TO: Computershare Trust Company of Canada
4th Floor - 510 Burrard Street
Vancouver, BC V6C 3B9

D/ljm/320303.2

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

NOVEMBER 30, 2001

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Bradner Ventures Ltd.
(formerly Bradner Resources Ltd)

We have audited the balance sheets of Bradner Ventures Ltd. (formerly Bradner Resources Ltd.) as at November 30, 2001 and 2000 and the statements of operations, shareholders' equity and cash flows for the years ended November 30, 2001, 2000 and 1999 and for the period from incorporation on June 23, 1983 to November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations, shareholders' equity, and its cash flows for the years ended November 30, 2001, 2000 and 1999 and for the period from incorporation on June 23, 1983 to November 30, 2001 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada — Chartered Accountants

January 28, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to shareholders dated January 28, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada — Chartered Accountants

January 28, 2002

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT NOVEMBER 30

	2001	2000
ASSETS		
Current		
Cash and cash equivalents	$ 41,740	$ 292,460
Accounts receivable	906	2,342
Prepaid expenses	500	500
	$ 43,146	$ 295,302
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 32,226	$ 29,897
Shareholders' equity		
Capital stock (Note 4)		
Authorized		
75,000,000 common shares without par value		
25,000,000 preferred shares without par value		
Issued		
4,441,547 common shares (November 30, 2000 – 3,536,758)	3,812,479	3,577,532
Deficit accumulated during the exploration stage	(3,801,559)	(3,312,127)
	10,920	265,405
	$ 43,146	$ 295,302

Contingency (Note 9)

Commitment (Note 10)

Subsequent events (Note 12)

On behalf of the Board:

"Ron Schmitz" Director "Richard Coglon" Director

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

	Cumulative Amounts from Incorporation on June 23, 1983 to November 30, 2001	Year Ended November 30, 2001	2000	1999
EXPENSES				
Amortization	$ 2,095	$ -	$ -	$ -
Bad debts	248	-	-	-
Bank charges and interest	62,060	875	2,723	2,908
Consulting and secretarial	205,016	-	-	-
Finder's fees	180,727	-	-	-
Management fees	337,781	-	-	37,500
Mineral property expenses	50,620	-	-	-
Office and miscellaneous	106,429	7,962	6,869	7,680
Professional fees	612,936	84,903	59,259	41,817
Shareholder relations	72,380	2,896	2,515	3,218
Transfer agent and regulatory fees	128,007	6,137	9,917	4,769
Travel and promotion	76,223	914	237	-
Write-down of mineral property	1,456,807	-	-	-
	3,291,329	103,687	81,520	97,892
OTHER ITEMS				
Interest income	(23,914)	(5,255)	(8,193)	(10)
Gain on debt settlement	(1,303)	-	(1,303)	-
Gain on option	(1,187,500)	-	-	-
Foreign exchange gain	(1,717)	-	-	-
Loss on sale of capital assets	344	-	-	-
Loss on sale of long term investment	630,397	-	19,224	59,890
Write-down of long-term investment	649,459	-	-	211,959
Write-down of advances to affiliate (Note 5)	444,464	391,000	-	-
	510,230	385,745	9,728	271,839
Net loss for the year	$ (3,801,559)	$ (489,432)	$ (91,248)	$ (369,731)
Basic and diluted loss per share		$ (0.13)	$ (0.03)	$ (0.31)
Weighted average shares outstanding		3,779,723	2,868,081	1,198,135

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)

	Number of Shares Issued	Price	Amount	Deficit Accumulated During the Exploration Stage	Total
Balance as at June 23, 1983	-		$ -	$ -	$ -
Balance as at November 30, 1983	-		-	-	-
Shares issued for cash					
Share issuance	107,143	$ 0.07	7,500	-	7,500
Share issuance	31,429	1.05	33,000	-	33,000
Net loss for the year	-		-	-	-
Balance as at November 30, 1984	138,572		40,500	-	40,500
Shares issued for cash	71,429	2.835	202,500	-	202,500
Shares allotted for cash	35,714	2.10	75,000	-	75,000
Shares issued for acquisition of mineral property	3,571	1.05	3,750	-	3,750
Net loss for the year	-		-	(60,415)	(60,415)
Balance as at November 30, 1985	249,286		321,750	(60,415)	261,335
Share subscriptions refunded	(13,852)	2.10	(29,090)	-	(29,090)
Net loss for the year	-		-	-	-
Balance as at November 30, 1986	235,434		292,660	(60,415)	232,245
Shares issued for cash	12,143	3.15	38,250	-	38,250
Net loss for the year	-		-	(146,697)	(146,697)
Balance as at November 30, 1987	247,577		330,910	(207,112)	123,798
Net loss for the year	-		-	(140,613)	(140,613)
Balance as at November 30, 1988	247,577		330,910	(347,725)	(16,815)
Shares issued for settlement of debts	6,429	3.78	24,300	-	24,300
Shares issued for cash					
Private placement	21,429	2.10	45,000	-	45,000
Exercise of options	1,714	3.15	5,400	-	5,400
Net loss for the year	-		-	(17,337)	(17,337)
Balance as at November 30, 1989	277,149		405,610	(365,062)	40,548
Shares issued for acquisition of mineral property	3,571	14.00	50,000	-	50,000
Shares issued for finder's fee	7,143	3.50	25,000	-	25,000
Shares issued for finder's fee	2,857	14.00	40,000	-	40,000

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)

	Number of Shares Issued	Price	Amount	Deficit Accumulated During the Exploration Stage	Total
Continued...					
Shares issued for cash					
Exercise of warrants	14,286	2.45	35,000	-	35,000
Exercise of options	714	3.50	2,500	-	2,500
Exercise of options	7,143	4.90	35,000	-	35,000
Exercise of options	13,429	5.25	70,500	-	70,500
Exercise of options	1,429	7.77	11,100	-	11,100
Net loss for the year	-		-	(118,112)	(118,112)
Balance as at November 30, 1990	327,721		674,710	(483,174)	191,536
Shares issued for acquisition of mineral property	14,286	12.60	180,000	-	180,000
Shares issued for acquisition of mineral property	4,403	19.39	85,366	-	85,366
Shares issued for cash					
Private placement	3,286	10.92	35,880	-	35,880
Exercise of warrants	7,143	2.80	20,000	-	20,000
Exercise of options	2,857	4.90	14,000	-	14,000
Exercise of options	4,286	5.25	22,500	-	22,500
Exercise of options	8,457	10.85	91,760	-	91,760
Exercise of options	5,857	13.37	78,310	-	78,310
Shares issued for finder's fees	3,571	10.50	37,500	-	37,500
Shares issued for finder's fees	1,362	11.76	16,017	-	16,017
Shares issued for finder's fees	545	19.39	10,565	-	10,565
Net income for the year	-		-	445,784	445,784
Balance as at November 30, 1991	383,774		1,266,608	(37,390)	1,229,218
Shares issued for cash					
Exercise of options	2,971	10.85	32,240	-	32,240
Exercise of options	671	13.37	8,977	-	8,977
Shares issued for finder's fees	3,571	10.50	37,500	-	37,500
Net loss for the year	-		-	(788,460)	(788,460)

- *continued* -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)

	Number of Shares Issued	Price	Amount	Deficit Accumulated During the Exploration Stage	Total
Continued...					
Balance as at November 30, 1992	390,987		1,345,325	(825,850)	519,475
Shares issued for acquisition of mineral property	7,143	3.50	25,000	-	25,000
Shares issued for acquisition of mineral property	3,571	2.80	10,000	-	10,000
Shares issued for acquisition of mineral property	3,571	4.20	15,000	-	15,000
Shares issued for cash					
Exercise of options	35,478	2.24	79,470	-	79,470
Exercise of options	22,097	4.34	95,901	-	95,901
Private placement	71,429	2.10	150,000	-	150,000
Shares issued for finder's fee	6,357	2.10	13,350	-	13,350
Shares issued for settlement of debts	36,481	2.17	79,166	-	79,166
Net loss for the year	-		-	(754,698)	(754,698)
Balance as at November 30, 1993	577,114		1,813,212	(1,580,548)	232,664
Shares issued for settlement of debts	61,842	1.82	112,553	-	112,553
Shares issued for cash					
Exercise of options	2,857	2.03	5,800	-	5,800
Exercise of warrants	4,143	2.10	8,700	-	8,700
Net loss for the year	-		-	(201,255)	(201,255)
Balance as at November 30, 1994	645,956		1,940,265	(1,781,803)	158,462
Shares issued for acquisition of mineral property	7,143	3.15	22,500	-	22,500
Shares issued for cash					
Exercise of options	31,308	2.94	92,046	-	92,046
Exercise of options	14,714	3.50	51,500	-	51,500
Exercise of options	16,249	2.03	32,986	-	32,986
Exercise of options	4,700	2.17	10,199	-	10,199
Exercise of options	43,176	1.68	72,536	-	72,536
Exercise of options	7,857	2.31	18,150	-	18,150
Exercise of warrants	73,643	2.45	180,425	-	180,425
Exercise of warrants	42,857	1.96	84,000	-	84,000
Private placement	42,857	1.96	84,000	-	84,000
Private placement	14,286	3.15	45,000	-	45,000
Net loss for the year	-		-	(304,564)	(304,564)

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)

	Number of Shares Issued	Price	Amount	Deficit Accumulated During the Exploration Stage	Total
Continued...					
Balance as at November 30, 1995	944,746		2,633,607	(2,086,367)	547,240
Shares issued for acquisition of mineral property	2,857	4.20	12,000	-	12,000
Shares issued for cash					
Exercise of options	23,714	3.50	82,998	-	82,998
Exercise of options	3,571	3.71	13,250	-	13,250
Exercise of options	14,286	4.13	59,000	-	59,000
Private placement	21,429	2.45	52,500	-	52,500
Exercise of warrants	14,286	3.15	45,000	-	45,000
Net loss for the year	-		-	(102,055)	(102,055)
Balance as at November 30, 1996	1,024,889		2,898,355	(2,188,422)	709,933
Shares issued for acquisition of interest in mineral property	3,571	1.75	6,250	-	6,250
Shares issued for cash					
Exercise of options	21,429	2.71	46,500	-	46,500
Exercise of options	37,857	1.82	68,900	-	68,900
Exercise of options	7,143	2.10	15,000	-	15,000
Net loss for the year	-		-	(150,318)	(150,318)
Balance as at November 30, 1997	1,094,889		3,035,005	(2,338,740)	696,265
Shares issued for cash	15,714	1.05	16,500	-	16,500
Shares issued for settlement of debts	50,613	1.05	53,144	-	53,144
Share issuance costs	-		(2,452)	-	(2,452)
Net loss for the year	-		-	(512,408)	(512,408)
Balance as at November 30, 1998	1,161,216		3,102,197	(2,851,148)	251,049
Shares issued for settlement of debts	58,335	1.05	61,252	-	61,252
Net loss for the year	-		-	(369,731)	(369,731)
Balance as at November 30, 1999	1,219,551		3,163,449	(3,220,879)	(57,430)
Shares issued for settlement of debts	617,207	0.15	92,581	-	92,581
Shares issued for cash	1,700,000	0.19	323,000	-	323,000
Share issuance costs	-		(1,498)	-	(1,498)
Net loss for the year	-			(91,248)	(91,248)

- *continued* -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)

	Number of Shares Issued	Price	Amount	Deficit Accumulated During the Exploration Stage	Total
Continued...					
Balance as at November 30, 2000	3,536,758		3,577,532	(3,312,127)	265,405
Shares issued for cash	125,000	0.32	40,000	-	40,000
Exercise of warrants	779,789	0.25	194,947	-	194,947
Net loss for the year	-		-	(489,432)	(489,432)
Balance as at November 30, 2001	4,441,547		$ 3,812,479	$ (3,801,559)	$ 10,920

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Cumulative Amounts from Incorporation on June 23, 1983 to November 30, 2001	Year Ended November 30,		
		2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the year	$ (3,801,559)	$ (489,432)	$ (91,248)	$ (369,731)
Items not affecting cash:				
Amortization	2,095	-	-	-
Bad debts	248	-	-	-
Finder's fees	114,932	-	-	-
Gain on debt settlement	(1,303)	-	(1,303)	-
Gain on option	(1,187,500)	-	-	-
Loss on sale of capital assets	344	-	-	-
Loss on sale of investments	630,397		19,224	59,890
Write-down of advances to affiliate	467,602	391,000	-	-
Write-down of mineral property	1,445,669	-	-	-
Write-down of long-term investment	649,459	-	-	211,959
Changes in non-cash working capital items:				
(Increase) decrease in accounts receivable	(1,154)	1,436	(935)	(663)
Increase in prepaid expenses	(500)	-	-	-
Increase in accounts payable and accrued liabilities	454,073	2,329	4,825	58,433
Net cash flows used in operating activities	(1,227,197)	(94,667)	(69,437)	(40,112)
CASH FLOWS FROM FINANCING ACTIVITIES				
Advances to affiliate	(224,042)	-	-	-
Capital stock issued for cash	2,952,503	234,947	321,502	-
Net cash flows provided by financing activities	2,728,461	234,947	321,502	-

- *continued* -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(formerly Bradner Resources Ltd.)
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Cumulative Amounts from Incorporation on June 23, 1983 to November 30, 2001	Year Ended November 30, 2001	2000	1999
Continued...				
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of capital assets	(3,038)	-	-	-
Expenditures on mineral properties	(1,121,172)	-	-	-
Proceeds from disposal of capital assets	600	-	-	-
Purchases of investments	(310,025)	-	-	-
Advances to affiliate	(391,000)	(391,000)		
Proceeds on disposal of investments	365,111	-	40,000	39,231
Net cash flows provided by (used in) investing activities	(1,459,524)	(391,000)	40,000	39,231
Change in cash and cash equivalents for the year	41,740	(250,720)	292,065	(881)
Cash and cash equivalents, beginning of year	-	292,460	395	1,276
Cash and cash equivalents, end of year	$ 41,740	$ 41,740	$ 292,460	$ 395

Supplemental disclosure for non-cash financing, and investing activities (Note 8)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

During fiscal 2000, the Company changed its name from Bradner Resources Ltd. to Bradner Ventures Ltd. and consolidated its share capital on a 7 old for 1 new basis. All comparative share capital and per share amounts have been retroactively adjusted to reflect the share consolidation.

The Company has abandoned its interest held in various resource properties and is in the process of reorganizing its business activities. It is currently seeking other mineral property or business opportunities.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financings, or generating profitable operations in the future. It is management's plan to seek additional capital through equity financing.

	2001	2000
Working capital	$ 10,920	$ 265,405
Deficit accumulated during the exploration stage	(3,801,559)	(3,312,127)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with the recent recommendations of the Canadian Institute of Chartered Accountants. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, loan receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Stock options

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in Note 4. No compensation is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Earning (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. LONG-TERM INVESTMENT

The investment consisted of Nil (2000 – Nil; 1999 - 169,212) shares of Gold Canyon Resources Inc., a company related through common directors. The cost of the marketable securities of $271,183 was written-down by $211,959 to their fair market value of $59,224 at November 30, 1999. During the November 30, 2000 fiscal year, the Company disposed of its investment for total proceeds of $40,000 resulting in a loss of $19,224.

(Expressed in Canadian Dollars)

4. CAPITAL STOCK

The following capital stock transactions occurred during the years ended November 30, 1999, 2000 and 2001:

a) Issued 58,335 common shares at a price of $1.05 per share to settle debts of $61,252 on April 13, 1999.

b) Issued 617,207 common shares at a price of $0.15 per share to settle debts of $92,581 on February 4, 2000.

c) Issued 1,700,000 common shares at a price of $0.19 per share for total proceeds of $323,000 in respect of a private placement on March 29, 2000.

d) Issued 125,000 common shares at a price of $0.32 per share for total proceeds of $40,000 in respect of a private placement on November 29, 2000.

e) Issued a total of 779,789 common shares at a price of $0.25 per share for total proceeds of $194,947 in respect of the exercise of warrants on various dates for the year ended November 30, 2001.

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company's authorized but unissued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant.

Stock options and warrants outstanding as of November 30, 2001 are as follows:

	Number of Shares	Exercise Price	Expiry Date
Options	180,000	$ 0.21	February 7, 2002
	50,000	0.23	June 26, 2011
Warrants	920,211	0.25	March 29, 2002

The following is a summary of the status of stock options outstanding at November 30, 2001:

	Outstanding Options			Exercisable Options	
Exercise Prices	Number	Weighted average Remaining contractual Life (Years)	Weighted average Exercise price	Number	Weighted average Exercise price
$ 0.21 – 0.23	230,000	2.22	$ 0.21	230,000	$ 0.21

(Expressed in Canadian Dollars)

4. **CAPITAL STOCK** (cont'd…)

The following is a summary of the activity of the stock option plan during 2001, 2000 and 1999:

	Number of Shares	Weighted Average Exercise Price
Outstanding and exercisable at December 1, 1998	98,115	$ 1.05
Granted	-	-
Exercised	-	-
Forfeited	(56,258)	1.05
Outstanding and exercisable at November 30, 1999	41,857	$ 1.05
Weighted average fair value of options granted during the period	$ -	
Outstanding and exercisable at December 1, 1999	41,857	1.05
Granted	180,000	0.21
Exercised	-	-
Forfeited	(41,857)	1.05
Outstanding and exercisable at November 30, 2000	180,000	$ 0.21
Weighted average fair value of options granted during the period	$ 0.26	
Outstanding and exercisable at December 1, 2000	180,000	0.21
Granted	50,000	0.23
Exercised	-	-
Forfeited	-	-
Outstanding and exercisable at November 30, 2001	230,000	$ 0.21
Weighted average fair value of options granted during the period	$ 0.24	

5. **WRITE-DOWN OF ADVANCES TO AFFILIATE**

The Company advanced a total of $391,000 to an affiliated company, Bestshot.com ("Bestshot") during the current fiscal year (Note 6d). The funds were advanced to Bestshot starting on June 29, 2001.

The Company advanced the funds to Bestshot for the development of their product line to further enhance growth of the company. The monies advanced by the Company have been spent and expensed by Bestshot. Accordingly, the Company has fully provided for the advances made to Bestshot. Once the intended merger with Bestshot has been completed, the loan amount owing will be eliminated.

(Expressed in Canadian Dollars)

6. RELATED PARTY TRANSACTIONS

During the year, the Company entered into transactions with related parties as follows:

a) Paid or accrued management fees of $Nil (2000 - $Nil; 1999 - $37,500) to former directors of the Company.

b) Paid or accrued professional, administrative fees and rent of $31,341 (2000 - $34,630; 1999 - $39,204) to a company of which a director is president.

c) Issued Nil common shares (2000 - 487,379; 1999 - 58,335) of the Company to settle outstanding debts of $Nil (2000 - $73,107; 1999 - $61,252) with directors of the Company and a company of which a director is president.

d) Advanced $391,000 (2000 - $Nil; 1999 - $Nil) to a company controlled by a director.

Included in accounts payable is $11,355 (2000 - $2,145; 1999 - $63,065) due to a company of which a director is president.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. INCOME TAXES

A reconciliation of income taxes at the statutory rate of 44.6% with reported taxes is as follows:

	2001	2000	1999
Loss before income taxes	$ (489,432)	$ (91,248)	$ (369,731)
Income tax recovery at statutory rate of 44.6%	$ 218,287	$ 40,696	$ 164,900
Unrecognized benefit of non-capital losses	(218,287)	(40,696)	(164,900)
	$ -	$ -	$ -

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

(Expressed in Canadian Dollars)

7. INCOME TAXES (cont'd...)

Amounts of future tax assets and liabilities are as follows:

	2001	2000
Future tax assets:		
Non capital loss carryforwards	$ 565,400	$ 527,500
Exploration expenses	408,440	408,440
Capital loss carryforwards	87,193	-
	1,061,033	935,940
Valuation allowance	(1,061,033)	(935,940)
	$ -	$ -

Temporary differences giving rise to the deferred tax assets are primarily the result of net operating loss carryovers, mineral exploration expenses and capital loss carryovers available to offset future taxable income. As of November 30, 2001, the total of these net operating losses, mineral exploration expenses and capital losses was approximately $1,268,000, $916,000 and $195,500, respectively. The right to claim the net operating loss carryovers will expire at various dates through the taxation year ending November 30, 2008. Because of the uncertainty regarding the Company's ability to utilize the tax assets in future years, an allowance equal to the amount of the future tax asset has been provided. Consequently, the income tax benefits resulting from the utilization of these future tax assets will be recognized in the year in which they are realized for tax purposes.

8. SUPPLEMENTAL DISCLOSURE FOR NON-CASH FINANCING, AND INVESTING ACTIVITIES

Significant non-cash transactions included, the Company issuing Nil (2000 - 617,207; 1999 - 58,335) common shares of the Company to settle debts in the amount of $Nil (2000 - $92,581; 1999 - $61,252).

There were no amounts paid for interest or income taxes during the years ended November 30, 2001, 2000 and 1999.

9. CONTINGENCY

Pursuant to a decision of the United States Department of the Interior/Bureau of Land Management ("BLM"), the Company was advised that a Notice of Record of Non-compliance, relating to land reclamation, was issued against the Company. The Company was to respond to the Notice and its requirements, which included a US$12,078 (CAD$17,875) purchase of an interim bond and a reclamation plan, by January 6, 2000, at which time the BLM was to be in a position to pursue a court order through the Federal Court system.

(Expressed in Canadian Dollars)

9. CONTINGENCY (cont'd...)

To date, no action has been commenced by the BLM and a reclamation plan has not been submitted. The potential cost of the reclamation work cannot be accurately estimated by the Company because it has not obtained an assessment estimating the costs and scope of work required for the necessary reclamation work. However, the potential liability could exceed the amount of the interim bond of US$12,078 (CAD$17,875). No estimate can be made for the potential liability arising from the reclamation plan because of this reason. Therefore, the outcome of settlement, if any, cannot be determined, and accordingly, no amount of settlement has been accrued on these financial statements. Any amount will be recorded in the year of settlement.

10. COMMITMENT

The Company has entered into a Share Exchange Agreement (the "Agreement") with Bestshot.com ("Bestshot") in which the Company will acquire all of the issued and outstanding common shares of Bestshot, consisting of 20,515,492 shares. Pursuant to the terms of the Agreement, the Company will issue 20,515,492 common shares as consideration for the acquisition of the issued and outstanding common shares of Bestshot. The Company will issue the shares once all of the conditions of the Agreement have been fulfilled (Note 12b). Bestshot is controlled by a director of the Company.

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. For the years presented, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

i) Stock based compensation

SFAS No. 123, "Accounting for Stock-based Compensation", requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS No. 123 and continue to follow the existing APB Opinion No. 25 rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS No. 123. The Company has elected to continue to use the intrinsic value-based method of APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 123.

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the Company to employees and directors approximate market value at the grant date, the Company has determined that the adoption of this accounting policy for US generally accepted accounting principles purposes does not result in a Canadian/US generally accepted accounting principles difference.

[redacted]